[LOGO OF ACERGY]

                                                               seabed-to-surface

                ACERGY S.A. AWARDED $40 MILLION CONTRACT IN ASIA

London, England - October 23, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that it had been awarded a contract by Woodside for construction work on the Vincent Development project in North West Cape off Western Australia.

The contract, valued at approximately $40 million, is for the transportation and installation of a Submerged Turret Buoy system for the FPSO and for the installation of a subsea manifold and multi-phase pump structures. The installation work, in water depths of up to 390 metres, is scheduled for the third quarter of 2007 from the Toisa Proteus.

Jeffrey Champion, Vice President Acergy Asia and Middle East, said "The award of the Vincent field construction work is a key to the expansion of our recently established business in Australia. We are delighted to be working with Woodside and look forward to contributing to the success of this world class project.

This is the second contract that we have won recently in the Australasia area for the Toisa Proteus, which joins our fleet in the third quarter of next year. The Vincent award follows the $35 million contract from Tanker Pacific for work on OMV's Maari field off New Zealand, for which we previously announced receipt of a Letter of Intent in June this year. The contract for work on the Maari field has now been signed."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: successful completion of the offering of the convertible notes; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

CONTACTS:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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